UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
TD AMERITRADE Holding Corporation
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
87236Y108
(CUSIP Number of Class of Securities)
(Underlying Ordinary Shares)

David Lambert, Esq.
Deputy General Counsel
TD AMERITRADE Holding Corporation
4211 South 102nd Street
Omaha, NE 68127
(402) 331-7856
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Larry W. Sonsini, Esq.
Ralph J. Barry, Esq.
Robert D. Sanchez, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
12235 El Camino Real, Suite 200
San Diego, CA 92130
Tel: (858) 350-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,255,707	$192.05

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be modified pursuant to this offer. These options have an aggregate value of $6,255,707 as of February 20, 2007, calculated based on a Black-Scholes option pricing model.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $192.05
Form or Registration No.: 005-78863
Filing Party: TD AMERITRADE Holding Corporation
Date Filed: February 22, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☑

     This amendment no. 1 amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by TD AMERITRADE Holding Corporation, a Delaware corporation, with the Securities and Exchange Commission on February 22, 2007 relating to the offer by TD AMERITRADE to amend certain outstanding options to purchase its common stock granted under the Ameritrade Holding Corporation 1996 Long-Term Incentive Plan, as amended and restated.
     The information in the (i) Offer to Amend the Exercise Price of Certain Options, attached as Exhibit (a)(1)(A) to Schedule TO, (ii) letter to all eligible employees from Karen Ganzlin attached as Exhibit (a)(1)(C) to Schedule TO, (iii) Election Form attached as Exhibit (a)(1)(D) to Schedule TO and (iv) Withdrawal Form attached as Exhibit (a)(1)(E) to Schedule TO is hereby incorporated into this amendment no. 1 by reference to the applicable items in Schedule TO, except to the extent that such information is amended or supplement in this amendment no. 1.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended by adding the following sentences:
     The offer to amend expired at 6:00 p.m., Eastern Time, on March 23, 2007. TD AMERITRADE has accepted for amendment options to purchase an aggregate of 565,365 shares of common stock. In connection with the surrender of those options for amendment, TD AMERITRADE has amended those options, effective immediately following the expiration of the Offer, in accordance with the terms set forth in the Offer to Amend.
     This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

TD AMERITRADE HOLDING CORPORATION
/s/ William J. Gerber
William J. Gerber
Chief Financial Officer

Date: March 26, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated February 22, 2007*
(a)(1)(B)	Form of e-mail announcing offer*
(a)(1)(C)	Letter to all eligible employees from Karen Ganzlin*
(a)(1)(D)	Election form*
(a)(1)(E)	Withdrawal form*
(a)(1)(F)	Form of confirmation and reminder e-mails*
(a)(1)(G)	Form of e-mail invitation*
(a)(1)(H)	Form of option amendment under the Ameritrade Holding Corporation 1996 Long-Term Incentive Plan, as amended and restated*
(a)(1)(I)(i)	Form stock option agreement under the Ameritrade Holding Corporation 1996 Long-Term Incentive Plan, as amended and restated*
(a)(1)(I)(ii)	Ameritrade Holding Corporation 1996 Long-Term Incentive Plan as amended and restated*
(b)	Not applicable
(d)(1)	Form stock option agreement under the Ameritrade Holding Corporation 1996 Long-Term Incentive Plan, as amended and restated (refer to Exhibit (a)(1)(I)(i) above)
(d)(2)	Ameritrade Holding Corporation 1996 Long-Term Incentive Plan, as amended and restated (refer to Exhibit (a)(1)(I)(ii) above)*
(g)	Not applicable
(h)	Not applicable

*	Previously filed

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